

September 10, 2014

<u>Via U.S. Mail</u>
Mr. Thomas B. Olson
Secretary
Alumifuel Power Corporation
7315 East Peakview Ave
Englewood, CO 80111

> **Re: Alumifuel Power Corporation**
> **Form 8-K Item 4.01**
> **Filed June 30, 2014**
> **File No. 333-57946**

Dear Mr. Olson:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

1. You state in the first paragraph that RR Hawkins notified the Company of its election to "voluntarily withdraw" the firm from PCAOB certification and accordingly could no longer serve as your certifying accountants. Revise your filing to state whether RR Hawkins resigned or declined to stand for re-election. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. You state in the fourth paragraph that you will file any response letter received by RR Hawkins in an amendment to this filing. In order for the former accountants to file the letter required by Item 304 of Regulation S-K, a copy of the filing should have been furnished to them no later than the date you filed the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K. Please revise your filing to file this letter therewith. Otherwise, please revise to state that no such letter is able to be obtained, if true.

3. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of the event, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of

making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant